 Exhibit 2.3

FOR IMMEDIATE RELEASE

GSE SYSTEMS ACQUIRES ENVISION SYSTEMS, INC.

Acquisition Expands GSE’s Product Portfolio, Client Base, and Global Footprint

Sykesville, MD and Madison, NJ – January 5, 2011 -- GSE Systems, Inc. (NYSE Amex:GVP), a leading global provider of real-time simulation and training solutions to the power, process, manufacturing and government sectors, today announced the acquisition of EnVision Systems, Inc. (“EnVision”), which provides  interactive multi-media tutorials and simulation models, primarily to the petrochemical and oil & gas refining industries.

At closing, GSE paid $1.2 million in cash to the shareholders of EnVision.  In addition, if EnVision attains certain revenue targets for the four-year period ending December 31, 2014, the shareholders of EnVision could receive up to an additional $3.05 million.

Based upon EnVision’s unaudited results of operations for the year ended December 31, 2009 and the nine months ended September 30, 2010, EnVision generated revenues of approximately $1.9 million and $3.2 million, respectively, and had pre-tax income of approximately $253,000 and $1.5 million, respectively.  GSE expects the acquisition of EnVision will be immediately accretive to GSE’s earnings per share.

EnVision, with headquarters in Madison, NJ and an office in Chennai, India, was founded in 1991.  EnVision’s tutorials and simulation models serve the rapidly growing entry-level training market for the oil & gas refining and specialty chemicals industries.  EnVision’s products provide a foundation in process fundamentals and plant operations and interaction. With this knowledge base, users may then graduate to the full-scope, high-fidelity, real-time simulators provided by GSE.  EnVision has completed more than 750 installations in over 28 countries and its approximately 130 clients include Shell Oil Company, BP, Total  and Chevron. EnVision will operate as a wholly-owned subsidiary of GSE and be re-named GSE EnVision, Inc.

Jim Eberle, Chief Executive Officer of GSE, commented, “EnVision’s products add a new dimension to our  traditional business model of developing customized systems, while strengthening our presence in the non-nuclear training and simulation markets. The introduction of a tiered product portfolio will broaden our pool of potential customers, and allow us to generate additional sales opportunities in new and existing customer channels as clients migrate from generic, entry-level training and simulation models towards our high-fidelity, full scope simulators.  In that regard, we plan to introduce EnVision’s products in our established power markets for training on fundamental systems and equipment common across the electric generation, and oil & gas refining industries.  EnVision has developed a robust library of generic refining models, comprehensive tutorials, and a learning management system.  The revenue generated by reselling this library should generate higher margins than those associated with our customized solutions.”

Santosh Joshi, co-founder and President of EnVision, said, “For EnVision, GSE brings broader marketing and sales support, as well as access to other sectors of the energy market.  In addition, GSE’s experienced chemical, mechanical, and computer engineering resources will assist us in developing new products.  With our customers facing the strain of an aging workforce, the combination of EnVision and GSE, and the complementary products we can now deliver, will allow us to meet the growing demand for a broad range of educational and training needs.”

GSE Systems, Inc.
January 5, 2011

ABOUT GSE SYSTEMS, INC.

GSE Systems, Inc. provides training simulators and educational solutions.  The Company has over three decades of experience, over 362 installations, and 100 customers in more than 40 countries. Our software, hardware and integrated training solutions leverage proven technologies to deliver real-world business advantages to the energy, process, manufacturing and government sectors worldwide. GSE Systems is headquartered in Sykesville (Baltimore), Maryland, with offices in St. Marys and Augusta, Georgia; Tarrytown, New York; Nyköping, Sweden; Stockton-on-Tees, UK; and Beijing, China.  Information about GSE Systems is available via the Internet at http://www.gses.com.

FORWARD LOOKING STATEMENTS

We make statements in this press release that are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements reflect our current expectations concerning future events and results. We use words such as “expect,” “intend,” “believe,” “may,” “will,” “should,” “could,” “anticipates,” and similar expressions to identify forward-looking statements, but their absence does not mean a statement is not forward-looking. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors that could cause our actual performance or achievements to be materially different from those we project. For a full discussion of these risks, uncertainties, and factors, we encourage you to read our documents on file with the Securities and Exchange Commission, including those set forth in our periodic reports under the forward-looking statements and risk factors sections. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Company Contact                                                                                  Investor Relations
Jim Eberle                                                                                                Devin Sullivan
Chief Executive Officer                                                                         Senior Vice President
GSE Systems, Inc.                                                                                 The Equity Group Inc.
(410) 970-7950                                                                                        (212) 836-9608
                                                                                                    dsullivan@equityny.com